[Republic Services, Inc. Letterhead]
June 30, 2010
VIA EDGAR
Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628
Re:	Republic Services, Inc. Amendment No. 6 to Registration Statement on Form S-4 File No. 333-166567
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Republic Services, Inc. (the “Company”) hereby requests that the effective date of the above referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Eastern Time, on July 1, 2010, or as soon as practical thereafter.
     In connection with this acceleration request, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please do not hesitate to contact Jodi Simala at (312) 701-7920.
Thank you for your attention to this matter.

Very truly yours, Republic Services, Inc.
By:	/s/ Michael Rissman
	Name:	Michael Rissman
	Title:	Executive Vice President and General Counsel

cc:	Edward M. Kelly Jodi Simala

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